                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:


                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Cambrex Corporation Savings Plan



Date  June 30, 2003                 /s/ Luke M. Beshar
                                    -----------------------------------
                                    Luke M. Beshar
                                    Sr. Vice President and
                                    Chief Financial Officer
                                    (On behalf of the Registrant and
                                    as the Registrant's Principal
                                    Financial Officer)

CAMBREX CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                                   PAGE

Report of Independent Auditors                                                       1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001                                                2

   Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2002                                            3

Notes to Financial Statements                                                      4-10

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at End of Year)                   11

Exhibits:

   Exhibit 23 - Consent of Independent Auditors

   Exhibit 99.1 - CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   Exhibit 99.2 - CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator
of the Cambrex Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 24, 2003
PricewaterhouseCoopers LLP
Florham Park, New Jersey

CAMBREX CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                               2002                     2001
Investments at Fair Value:
   Non-participant Directed:
      Cambrex Stock Fund                                   $ 21,899,732             $ 31,147,109
      Contributions Receivable                                        -                  100,350
   Participant Directed:
      Cambrex Stock Fund                                      6,016,298                8,011,934
      Mutual Funds                                           46,678,566               53,843,440
      Contributions Receivable                                        -                  210,840
Loans to Participants:                                        1,030,699                1,270,020
                                                        --------------------     -------------------
   Net Assets Available for Benefits                       $ 75,625,295             $ 94,583,693
                                                        ====================     ===================




   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                                    NON-PARTICIPANT             PARTICIPANT
                                                        DIRECTED                  DIRECTED
                                                  ----------------------    ----------------------
                                                   CAMBREX STOCK FUND           VARIOUS FUNDS               TOTAL FUNDS
Additions:
Contributions
    Employee                                                  $     -               $ 5,466,031               $ 5,466,031
    Rollovers                                                       -                 1,888,066                 1,888,066
    Employer                                                2,679,766                         -                 2,679,766
                                                  ----------------------    ----------------------     ----------------------
         Total contributions                                2,679,766                 7,354,097                10,033,863

Interest and dividends                                        147,415                   865,206                 1,012,621
                                                  ----------------------    ----------------------     ----------------------
         Total additions                                    2,827,181                 8,219,303                11,046,484

Deductions:
Net depreciation in the fair value of
  investments                                             (9,295,928)              (10,906,059)              (20,201,987)
Participants' withdrawals                                 (2,777,134)               (6,990,281)               (9,767,415)
Administrative expenses                                       (1,496)                  (33,984)                  (35,480)
                                                  ----------------------    ----------------------     ----------------------
         Total deductions                                (12,074,558)              (17,930,324)              (30,004,882)

                                                  ----------------------    ----------------------     ----------------------
         Net decrease                                     (9,247,377)               (9,711,021)              (18,958,398)

Net assets available for benefits, Beginning of
  Year                                                     31,147,109                63,436,584                94,583,693
                                                  ----------------------    ----------------------     ----------------------

  End of year                                            $ 21,899,732              $ 53,725,563              $ 75,625,295
                                                  ======================    ======================     ======================


   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL
     The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee"). Fidelity also serves as recordkeeper and custodian of the Plan.

     ELIGIBILITY FOR PARTICIPATION
     Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document. All other employees, except those covered under a collective bargaining agreement who must bargain for the benefit, who work at least 20 hours per week or 1,000 hours per year, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

     CONTRIBUTIONS
     Participants may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 15%, of their compensation on a before-tax or after-tax basis. Pre-tax participant contributions may not exceed the smaller of 15% of the participant's base compensation or $11,000 in 2002. The Company matches 100% of employees' contributions based on the first 3% of their compensation; an additional 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in the form of Company common stock. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

     INVESTMENT OPTIONS
     The Plan maintains investments in mutual funds, bond funds, U.S. Government securities and Company stock. Participants may invest their contributions, in multiples of ten percent, in one or more of the following funds:

     Cambrex Stock Fund - The fund consists primarily of Cambrex Corporation common stock with a small portion in short-term liquid investments. The fund was established to allow employees to invest in Cambrex Corporation common stock and to invest the employer match.

     Founders Growth Fund - The fund primarily invests in common stocks as well as foreign securities. The fund seeks long-term growth of capital.

     Fidelity Magellan Fund - The fund invests primarily in common stocks seeking capital appreciation.

     Fidelity Investment Grade Bond - The fund invests primarily in U.S. dollar-denominated investment-grade bonds (those of medium and high quality) seeking to obtain a high level of current income consistent with preservation of capital.

     Fidelity Growth & Income Portfolio - The fund invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital appreciation.

     Fidelity Asset Manager - The fund invests in stocks, bonds, short-term instruments and other investments seeking a high level of current income. The fund also considers the potential for capital appreciation.

     Fidelity Retirement Government Money Market Portfolio - The fund invests primarily in U.S. Government securities and repurchase agreements for those securities seeking as high a level of current income as is consistent with the security of principal and liquidity.

     Spartan US Equity Index - The fund normally invests in common stocks included in the Standard & Poor's 500 stock index. The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

     Fidelity Short - Intermediate Government Portfolio - The fund invests primarily in U.S. Government securities and instruments related to U.S. Government securities seeking a high level of current income in a manner consistent with preserving principal.

     Strong Advisor Small Cap Value - The fund invests primarily in stocks of small-capitalization companies with a focus on stocks that are undervalued relative to the market based on earnings, cash flow, or asset value. The fund seeks to provide capital appreciation.

     Fidelity Worldwide - The fund invests in securities issued anywhere in the world, primarily in common stocks. The fund seeks to allocate investments across countries and regions considering the size of the market in each country and region relative to the size of the world market to provide the growth of capital.

     VESTING
     A participant's contributions to the Plan shall always be fully and immediately vested. Participants shall vest in the matching employer contributions at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, participants shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account and are available to reduce subsequent Company contributions. Forfeitures for 2002 and 2001 were $92,393 and $162,841, respectively. Cumulative unused balances in the forfeiture accounts amounted to $180,859 and $194,164 at December 31, 2002 and 2001, respectively.

     WITHDRAWALS DURING EMPLOYMENT
     Contributing participants may make withdrawals from their after-tax account balances prior to their termination of employment by filing written requests with the Plan Administration Committee. Pre-tax contributions are available only as provided by Internal Revenue Service ("IRS") regulation.

     DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS
     Participants, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $5,000, such participants must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65. Distributions starting after February 28, 2002 are not available in the form of an annuity or installment payments.

     DEATH, DISABILITY OR RETIREMENT
     If participants' terminations of employment are due to death, disability or retirement, all vested amounts credited to their accounts are payable in one lump sum to them or their designated beneficiary.

     LOANS TO PARTICIPANTS
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subtracting participants' highest outstanding loan balances over the previous twelve months. Only one outstanding loan is allowed at any given time, and no more than one loan will be approved for any participant in any twelve-month period. There are two types of loans available: a regular loan, with a repayment period from one year up to five years; and a primary residence loan, with a repayment period from one year up to 15 years. Loans are collateralized by the balance in the participant's account and bear interest at 0.5% above the prime rate determined each October 1, or the first business day thereafter. The amounts borrowed are transferred from the investment funds to the participant loan fund on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.

     PLAN TERMINATION
     Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA. In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     NET APPRECIATION (DEPRECIATION)
     The Plan presents in the "Statement of Changes in Net Assets Available for Benefits" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

     PLAN EXPENSES
     Expenses of the Plan consist of fees charged by the Trustee, loan administrative charges and miscellaneous administrative costs. The participant pays loan administration charges. Terminated employees, other than retirees, pay all expenses. The Company pays all other expenses incurred by the Plan.

     FEDERAL INCOME TAXES
     The Internal Revenue Service issued its latest determination letter on April 4, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code ("IRC") and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     CONCENTRATIONS OF CREDIT RISK

     The Plan's investments are self-directed by the participants in a Trust managed by the Trustee with the exception of the Cambrex Stock Fund, which is both participant and non-participant directed. As of December 31, 2002 and 2001, respectively, Plan investments are allocated as follows:

                                                                        2002          2001

        Cambrex Stock Fund                                                 37%           42%
        Founders Growth Fund                                                3             3
        Fidelity Magellan Fund                                             13            14
        Fidelity Investment Grade Bond                                      4             3
        Fidelity Growth & Income Portfolio                                 16            17
        Fidelity Asset Manager                                              7             6
        Fidelity Retirement Government Money Market Portfolio              11             9
        Spartan US Equity Index                                             5             5
        Fidelity Short - Intermediate Government Portfolio                  3             1
        Fidelity Worldwide Fund                                            .5             -
        Strong Advisor Small Cap Value Fund                                .5             -
                                                                      ----------    ----------
                                                                          100%          100%
                                                                      ==========    ==========

     As of December 31, 2002, the concentration in the Cambrex Stock Fund was $27.9 million or 37% of the Plan. A significant portion ($6.0 million or 22%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Stock Fund. The balance of the fund ($21.9 million or 78%) is attributable to employer matching contributions made solely in the form of Cambrex common stock. This fund bears the risk associated with a single stock investment.

     Funds offered within the Plan are diversified, allowing employees to self-direct participation in a broad range of funds being offered. Employer matching contributions are made directly into the Cambrex Stock Fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

                                                                 2002                  2001

        Cambrex Stock Fund *                                  $ 21,899,732          $ 31,147,109
        Cambrex Stock Fund                                       6,016,298             8,011,934
        Fidelity Magellan Fund                                   9,900,466            13,407,158
        Fidelity Growth & Income Portfolio                      12,024,341            15,328,851
        Fidelity Asset Manager                                   5,197,824             5,826,336
        Fidelity Retirement Government Money
        Market Portfolio                                         8,060,795             8,164,815
        Spartan US Equity Index                                  4,066,548             4,773,962

           *  Non-participant directed

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $20,201,988 as follows:

        Cambrex Stock Fund                              $ 11,408,049
        Mutual Funds                                       8,793,939
                                                    -------------------

               Total                                    $ 20,201,988
                                                    ===================

     Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund, which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities. The Plan's investments are stated at fair value. Cambrex stock is traded on a national securities exchange and is valued at the last reported sales price of the day. Mutual funds are valued based on the published market value as quoted on a national securities exchange. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund. Employee loans are valued at cost, the difference from fair value is not material to the net assets of the Plan.

     The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily by the Trustee in proportion to the market values of the respective plans, adjusted for contributions and distributions.

4.   RELATED PARTY TRANSACTIONS

     The Cambrex Stock Fund invests primarily in Cambrex Corporation common stock and maintains approximately 3-4% of its assets in cash and temporary liquid investments. Employee contributions and the employer match are used to buy units in the fund. Shares of Cambrex Corporation common stock purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high and low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the New York Stock Exchange ("NYSE"). Employee contributions, dividends, and appreciation thereon can be transferred out of the Cambrex Stock Fund or transferred to another investment fund without restriction. The transfer of the employer contributions out of the Cambrex Stock Fund is restricted to participants age 55 and over. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE. Fidelity serves as Trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest.

5.   SUBSEQUENT EVENTS

     Effective January 1, 2003, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, including allowing eligible participants who attain age 50 in the calendar year to make additional "catch up" contributions in 2003.

     Effective January 1, 2003, the employee contribution percentage maximum was increased from 15% to 50% or a maximum of $12,000.

     Effective January 1, 2003 the $5,000 Cambrex Stock Fund limitation on direct participant trading with Fidelity was removed, thereby allowing all participants to trade directly regardless of the amount, except for Insider participants as defined by federal regulations.

     Effective April 24, 2003, or as soon as administratively possible after that date, the trade restriction on Company Match is removed, allowing participants to self-direct balances in this fund at anytime after the employer contribution is made in Company Stock. Previously, the transfer of the employer contributions out of the Cambrex Stock Fund was restricted to participants age 55 and over.

     For more information regarding all amendments enacted in 2002 and 2003, see amendments to the Plan document.

CAMBREX CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
-------------------------------------------------------------------------------

       IDENTITY OF ISSUER                    DESCRIPTION OF          UNITS            COST           CURRENT VALUE
                                           ASSETS/INVESTMENTS                         VALUE

  *    Cambrex Stock Fund                     Common Stock            445,592     $18,626,222          $ 27,916,030
       Founders Growth Fund                   Mutual Fund             279,028         **                  2,087,129
  *    Fidelity Magellan Fund                 Mutual Fund             125,386         **                  9,900,466
  *    Fidelity Investment Grade Bond         Mutual Fund             374,571         **                  2,835,501
  *    Fidelity Growth & Income
       Portfolio                              Mutual Fund             396,712         **                 12,024,341
  *    Fidelity Asset Manager                 Mutual Fund             376,654         **                  5,197,824
  *    Fidelity Worldwide Fund                Mutual Fund                 707         **                      8,402
  *    Fidelity Retirement Government
       Money Market Portfolio                 Mutual Fund           8,060,795         **                  8,060,795
       Spartan US Equity Index                Mutual Fund             130,547         **                  4,066,548
  *    Fidelity Short - Intermediate
       Government Portfolio                   Mutual Fund             245,148         **                  2,407,356
       Strong Advisor Small Cap Value
       Fund                                   Mutual Fund               4,753         **                     90,204
  *    Participant Loans (rates
       ranging from 5.25% to 10%)           Loans Receivable                                              1,030,699
                                                                                                  --------------------
                                                                                                       $ 75,625,295
                                                                                                  ====================

*    Party-in-interest

**   Cost information not required for participant-directed investments.